



New York Stock Exchange
11 Wall Street
New York, NY 10005

March 18, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of LONGVIEW ACQUISITION CORP. II, under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-fifth of one redeemable Warrant
- Class A Common Stock, par value $0.0001 per share
- Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share

Sincerely,